Exhibit 99.1

TuanChe Limited Announces Results of Annual General Meeting of Shareholders

BEIJING, October 19, 2020 (PRNewswire) – TuanChe Limited (“TuanChe” or the “Company”) (NASDAQ: TC), a leading omni-channel automotive marketplace in China, today announced the results of the Company’s 2020 Annual General Meeting of Shareholders (“2020 AGM”) held on October 19, 2020, at 10:00 a.m. China Standard Time in Beijing, China. Each of the proposals submitted for shareholder approval at the 2020 AGM has been approved. Specifically, the shareholders have passed resolutions approving:

1.	The ratification of the appointment of Mr. Fei Han as an independent Director of the Board, and as a member of the nominating and corporate governance committee and the audit committee; and

2.	The ratification of the appointment of PricewaterhouseCoopers Zhong Tian LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020.

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading omni-channel automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. TuanChe also provides virtual dealership services by connecting automakers and franchised dealerships with secondary dealers, which ultimately helps automakers penetrate and expand into lower-tier cities. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe’s online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements. For more information, please contact ir@tuanche.com.

For investor and media inquiries, please contact:

TuanChe Limited

Cynthia Tan
Tel: +86 (10) 6398-6232

Email: ir@tuanche.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 (212) 481-2050

Email: tuanche@tpg-ir.com

Yang Song

Tel: +86 (10) 6508-0677

Email: tuanche@tpg-ir.com